Exhibit 21.1

List of Subsidiaries of CyberArk Software Ltd.

Name of Subsidiary	Place of Incorporation
Cyber-Ark Software, Inc.	Delaware, United States
Cyber-Ark Software (UK) Limited	United Kingdom
Cyber-Ark Software (DACH) GmbH	Germany
CyberArk Software (Singapore) Pte. Ltd.	Singapore